Filed Pursuant to Rule 433
Registration No. 333-213335-03

Entergy Louisiana, LLC
$400,000,000
Collateral Trust Mortgage Bonds,
2.40% Series due October 1, 2026
Final Terms and Conditions
September 28, 2016

Issuer:	Entergy Louisiana, LLC

Security Type:	Collateral Trust Mortgage Bonds (SEC Registered)

Expected Ratings(1):	A2 (stable outlook) by Moody’s Investors Service A (stable outlook) by Standard & Poor’s Ratings Services

Trade Date:	September 28, 2016

Settlement Date (T+4):	October 4, 2016

Principal Amount:	$400,000,000

Interest Rate:	2.40%

Interest Payment Dates:	April 1 and October 1 of each year

First Interest Payment Date:	April 1, 2017

Final Maturity Date:	October 1, 2026

Optional Redemption Terms:	Make-whole call at any time prior to July 1, 2026 at a discount rate of Treasury plus 15 bps and, thereafter, at par

Benchmark Treasury:	1.500% due August 15, 2026

Spread to Benchmark Treasury:	+90 bps

Benchmark Treasury Price:	9918

Benchmark Treasury Yield:	1.548%

Re-offer Yield:	2.448%

Price to Public:	99.577%

Net Proceeds Before Expenses:	$395,708,000

CUSIP / ISIN:	29364W AY4 / US29364WAY49

Joint Book-Running Managers:	BNP Paribas Securities Corp.
Goldman, Sachs & Co.
KeyBanc Capital Markets Inc.
SMBC Nikko Securities America, Inc.
U.S. Bancorp Investments, Inc.

Co-Managers:	Regions Securities LLC
TD Securities (USA) LLC
Mischler Financial Group, Inc.
The Williams Capital Group, L.P.

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1 A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.

Alternatively, a copy of the prospectus for the offering can be obtained by calling (i) BNP Paribas Securities Corp. toll free at 1-800-854-5674, (ii) Goldman, Sachs & Co. toll-free at 1-866-471-2526, (iii) KeyBanc Capital Markets Inc. toll-free at 1-866-227-6479, (iv) SMBC Nikko Securities America, Inc. toll free at 1-888-868-6856 or (v) U.S. Bancorp Investments, Inc. toll free at 1-877-558-2607.